United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒           Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

GW Pharmaceuticals plc Announces the Closing of a U.S. Public Offering of American Depositary Shares (ADSs) Totaling Approximately $169.8 Million on the NASDAQ Global Market and Full Exercise of Underwriters' Option to Purchase Additional ADSs

On June 25, 2014, GW Pharmaceuticals plc (the “Company”) issued a press release announcing the closing of a U.S. Public Offering of ADSs on the NASDAQ Global Market by the Company and certain of its selling shareholders of 1,700,000 ADSs and the full exercise by the underwriters of their option to purchase 255,000 additional ADSs from the Company at a price of $86.83 per ADS. The ADSs sold in the offering consisted of 1,455,000 ADSs sold by the Company and 500,000 ADSs sold by the selling shareholders, and raised gross proceeds to the Company of $126.3 million (before deducting underwriting discount, commissions and offering expenses). The Company did not receive any proceeds from the sale of ADSs by the selling shareholders in the offering. The press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
99.1	Press release dated June 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: June 26, 2014